Exhibit 99.1

(in thousands)	For the three months ended March 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010
Earnings:
Net increase in net assets resulting from operations, excluding taxes	$6,497	$(9,040)	$17,167	$29,208	$38,231	$45,149	$28,652	$24,157	N/A
Fixed Charges:
Interest and fees paid in connection with the credit facility	$3,874	$18,755	$16,217	$14,460	$11,132	$7,093	$4,106	$1,730	N/A

Earnings available to cover fixed charges	$10,371	$9,715	$33,384	$43,668	$49,363	$52,242	$32,758	$25,887	N/A

Ratio of earnings to fixed charges	2.7:1	0.5:1	2.1:1	3.0:1	4.4:1	7.4:1	8.0:1	15.0:1	N/A